www.linkedin.com/in/hemsuri
(LinkedIn)

Top Skills

Venture Capital

Strategy

Leadership

Languages

Punjabi (Professional Working)

Urdu (Elementary)

English (Native or Bilingual)

Hindi (Native or Bilingual)

Sanskrit (Limited Working)

Publications

Contributor to "Break the MBA Admissions Barrier: Making it to the World's Best Business Schools" by Mohit Jain and M Harindran

Contributor to "A Survival Guide for Startups in the Era of Tech Giants" by Thales Teixeira

Hem Suri

VC 2.0 | Founder 2.0

San Diego, California, United States

Summary

Hem is an accomplished investment, board and executive management leader with two decades of experience as an entrepreneur, venture capital & private equity investor, board professional, investment banker, general management executive as well as a researcher. His passion lies in early stage companies where he loves "rolling-up his sleeves" to help create and executive 360º strategies to maximize commercial outcomes.

Hem's industry experience spans diverse industries, including software & technology services, healthcare, consumer, financial services, property & casualty insurance, food manufacturing, industrials, transportation, hospitality & restaurants, education tech, sports tech, beauty tech, legal tech and digital marketing.

Hem currently serves as the Founder & Managing Partner of Spark Growth Ventures, an early to mid stage technology venture capital firm with a Pan American focus. Previously, he was the Co-Founder and Managing Partner of ClearVision Equity Partners (a boutique VC firm), a 2x Interim CEO of emerging healthcare companies, an executive of a KKR Private Equity portfolio company, an investment banker on Wall Street as well as a functional leader in multiple Fortune 500 companies in the US.

Hem has also served on over 20 startup and social enterprise boards across US and is heavily involved with several prominent incubators and accelerators in Southern California supporting budding entrepreneurs. He has executed 50+ venture, private equity and M&A transactions with over $2B in total capital spanning over 13 years at Spark Growth Ventures, ClearVision Equity Partners, Deutsche Bank, a KKR private equity portfolio company as well as an independent board professional working with startups.

Hem has an M.B.A. from Harvard Business School, an M.S. in Industrial Engineering from University of Illinois and a B.Tech.

in Mechanical Engineering from Indian Institute of Technology, New Delhi. He is passionate about the environment, equality and education for under-privileged children, and loves reading, traveling and active pursuits.

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Experience

Spark Growth Ventures
Founder & Managing Partner
August 2020 - Present (2 years 5 months)
San Diego

Splitero
Investor
November 2022 - Present (2 months)
San Diego

Syllable
Investor
November 2022 - Present (2 months)
New York | Los Angeles | Miami | London

Interos Inc
Investor
September 2022 - Present (4 months)
Arlington, VA

Nutr
Board Observer
September 2022 - Present (4 months)
Columbus, OH

Good Face Project
1 year 9 months

Board Observer
May 2022 - Present (8 months)
San Diego

Investor
April 2021 - Present (1 year 9 months)
San Diego

Luna Physical Therapy
Investor
March 2022 - Present (10 months)
Sacramento

FidoCure
Investor
March 2022 - Present (10 months)
Palo Alto

iCoin Technology
Investor
March 2022 - Present (10 months)
San Mateo

Redcliffe Labs
Investor
January 2022 - Present (1 year)
New Delhi

Placer.ai
Investor
December 2021 - Present (1 year 1 month)
Tel Aviv

Outsite
1 year 9 months

Board of Directors
December 2021 - Present (1 year 1 month)
Santa Cruz

Board Observer
April 2021 - December 2021 (9 months)
Santa Cruz

PathologyWatch
Board Observer
October 2021 - Present (1 year 3 months)
Salt Lake City

Humanly (humanly.io)

Investor
September 2021 - Present (1 year 4 months)
Seattle

Terra Kaffe
2 years 1 month

Board Observer
September 2021 - Present (1 year 4 months)
New York City

Investor
December 2020 - Present (2 years 1 month)
New York City

Banjo Health
3 years 8 months

Board Observer
August 2021 - Present (1 year 5 months)
Washington DC

Founding Board Member
May 2019 - August 2021 (2 years 4 months)
Boston

tab32
1 year 11 months

Board of Directors
July 2021 - Present (1 year 6 months)
Sacramento

Board Observer
February 2021 - July 2021 (6 months)
Sacramento

Advocat AI
Board Observer
April 2021 - Present (1 year 9 months)
Seattle

WaterGuru
Board Observer
February 2021 - Present (1 year 11 months)

San Francisco

NextGen Venture Partners
Venture Partner
June 2020 - Present (2 years 7 months)
Baltimore

Educational Vision Technologies
Board Advisor
July 2018 - Present (4 years 6 months)
San Diego

Meallogix - ERP for the Meal Prep Sector
Board Observer
February 2021 - August 2022 (1 year 7 months)
San Diego

Kami Vision
Board Advisor
March 2021 - November 2021 (9 months)
San Jose

edisn.ai
Board Observer
February 2021 - November 2021 (10 months)
Bangalore

Acquired by fuboTV (NYSE: FUBO). <9 months of investment hold. SGV was the only VC and the largest external investor. Triple digit rate of return for the SGV investors (at the time of exit).

Harvard Business School HBS Alumni Angels Association - HBSAA
Member
November 2020 - November 2021 (1 year 1 month)
Los Angeles

TraknProtect
Board Advisor
May 2019 - April 2021 (2 years)
Chicago

BitSpace

Board Advisor
February 2020 - January 2021 (1 year)
Chicago

Fluid Power AI, Inc.
Board Advisor
February 2020 - November 2020 (10 months)
San Diego

ClearVision Equity
3 years 8 months

Shareholder
January 2017 - August 2020 (3 years 8 months)
San Diego

Founding member and shareholder

Founder & Managing Partner
January 2017 - May 2018 (1 year 5 months)
San Diego

Resigned from the position.

• Formulated the firm's investment approach and led end-2-end deal-sourcing,
investment structuring & negotiations, diligence and closing as well as investor
management functions. Also, installed and led all aspects of internal strategy
and operations
• Created a portfolio of 11 hyper-growth companies representing 16 venture
and growth equity transactions within 1.5 years and made ClearVision Equity
one of the most active institutional investors and a trusted partner in San Diego
within its first year
• Sourced 6 out of the 11 deals done during my tenure:
Doctible (lead investor)
SharesPost
SlantRange (lead investor)
Sandstone Diagnostics,
Tourmaline Labs (lead investor)
Zesty.io (lead investor)
• Played an active role in the portfolio through 6 board positions. Helped recruit
CEO/head of sales/channel partners / external partners into the portfolio
companies and collaborated with founders & operators on all aspects of
their strategy and operations, including top-line, bottom-line and capital-raise
strategies

HealthLift
Interim CEO
2018 - November 2018 (less than a year)
Salt Lake City

41 Orange, LLC
Board of Directors
January 2018 - May 2018 (5 months)
San Diego

End-2-end work from deal structuring and diligence to post-close board management. Resigned from the position.

SlantRange, Inc.
Board of Directors
January 2018 - May 2018 (5 months)
San Diego

End-2-end work from deal origination and diligence to post-close board management. Resigned from the position.

Zesty.io
Board of Directors
November 2017 - May 2018 (7 months)
San Diego

End-2-end work from deal origination and diligence to post-close board management. Resigned from the position.

The Crack Shack
Investor
August 2017 - May 2018 (10 months)
San Diego

Deal closing work

Doctible
Board of Directors
May 2017 - May 2018 (1 year 1 month)
San Diego

End-2-end work from deal origination and diligence to post-close board management. Resigned from the position.

Tourmaline Labs, Inc.®
Board of Directors

April 2017 - May 2018 (1 year 2 months)

San Diego

End-2-end work from sourcing and diligence to post-close board management. Resigned from the position.

SharesPost
Investor
April 2017 - May 2018 (1 year 2 months)

San Francisco

Deal sourcing to diligence to post-close work. Exit: SharesPost was sold to Forge Global for $160M in May 2020.

Luna Grill
Investor
April 2017 - May 2018 (1 year 2 months)

San Diego

Deal diligence and investment thesis work

Sandstone Diagnostics, Inc.
Investor
April 2017 - May 2018 (1 year 2 months)

San Francisco Bay Area

Deal sourcing to diligence to post-close work

Cloudbeds
Investor
March 2017 - May 2018 (1 year 3 months)

San Diego

Deal diligence and post-close work

ClearPath
Board of Directors
January 2017 - May 2018 (1 year 5 months)

San Diego

Post-close board management. Resigned from the position.

General Forensics
Board of Advisors
February 2017 - January 2018 (1 year)

San Diego

HealthLift
Interim CEO
August 2016 - March 2017 (8 months)
Salt Lake City

Non-Emergency Medical Transportation software and services start-up.
Worked with the founder on strategic and operational aspects (market
definition/sizing, business/revenue model, go-to-market, joint ventures, sales
channels and partnerships, product pricing/road-map/development, org.
design, and finance & ops)

Mitchell International
Vice President, Strategy & Transformation
October 2011 - December 2016 (5 years 3 months)
San Diego

Sr Director (01/14-08/15)

Director (10/11-12/13)

Led three functions for Mitchell, a KKR private equity company and a leader in
Property & Casualty insurance tech-enabled cost containment solutions

Mergers & Acquisitions

• 1 $1B+ sell-side and 5 buy-side M&A deals, with several hundred million $s
of shareholder value creation. Quarter backed pre-close diligence, valuation,
and post-close integration & transformation efforts while working with financial,
legal and industry advisors and internal and sellers' executive management
teams

Business Transformation

• Business process outsourcing for multiple back-office operations across the
globe
• Real-estate portfolio management, including facility consolidations, space
planning and new space selection/build-out as well as cafeteria operations
optimization
• Health benefits plan design & optimization, including self-insurance
implementation, consumerism, plan marketing and broker selection/
management
• Enterprise-wide program management of strategic initiatives spanning
revenue growth, margin expansion and cash-management

• Productivity tracking & reporting for the company, including leadership on select large-scale projects yielding material cost reduction
• Pricing tools and committee for sales deals ratification
• Travel spend management initiative, including policy bench-marking and refinement, work-flows and online booking tool replacement

Strategic Sourcing

• Established a centralized sourcing function & road-map, including the hire of the day-2-day functional leader. Focus on internal and external governance, spend visibility tools, policies and process management tools as well as organization development as foundational elements of the multi-year action plan
• Optimized over >$100M in 3rd party spend spanning all categories such as IT hardware/software, data acquisition, temporary labor, BPO providers, health benefits, real-estate, data centers etc.
• Generated >$10M in annual savings in FY14 & '15

Deutsche Bank
Investment Banker, Mergers & Acquisitions
June 2009 - June 2011 (2 years 1 month)
New York City

• Worked on 10+ domestic and cross-border closed and pursued deals (sell-side and buy-side M&A, leveraged buyouts, and debt/equity financings)
• Verticals: automotive rental, data center co-location, aerospace & defense verticals, industrials, financial services
• Coordinator of DB's MBA recruiting at Harvard

Deutsche Bank
Intern, Investment Banking
2008 - 2008 (less than a year)
New York City

United Airlines
Senior Staff Planner, Planning & Development
May 2006 - August 2007 (1 year 4 months)
Chicago

Design, evaluation and implementation of global revenue management products leveraging industry-leading technology, algorithms and analytics while partnering with global Revenue Management, IT and R&D teams

Conagra Brands
2 years 4 months

Manager, Capital Investments
August 2004 - April 2006 (1 year 9 months)
Kansas City, KS

Additional concurrent role. Directed end-2-end multi-million annual capital investment planning & implementation process at the KC, KS plant

Industrial Engineer
January 2004 - April 2006 (2 years 4 months)
Kansas City, KS

Led continuous improvement, industrial engineering and a multi-year productivity turnaround at the KC, KS plant. Also provided industrial engineering support to manufacturing facilities in KY, MI & MN and helped corporate operations, engineering, finance, commercialization and QA teams in projects across the Midwest

National Center for Supercomputing Applications
Research Assistant
August 2001 - December 2003 (2 years 5 months)
Urbana-Champaign, Illinois

Developed large-scale linear optimization algorithms (>1M variables and >300K constraints) and wrote software (C++ / CPLEX) to help optimize Kellogg's supply chain. Also built parking pricing and allocation algorithms and code (VBA /commercial optimizers) for the Division of Campus Parking and Transportation

ConAgra Foods
Industrial Engineering Intern
2003 - 2003 (less than a year)
Kansas City, KS

Timex Group
Industrial Engineering Intern
2000 - 2000 (less than a year)
New Delhi

Worked on a Ministry of IT, Gov of India, project to develop a production-planning software for the case assembly plant

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Education

Harvard Business School
MBA · (2007 - 2009)

University of Illinois at Urbana-Champaign
MS, Operations Research · (2001 - 2003)

Indian Institute of Technology, Delhi
BTech, Mechanical Engineering · (1997 - 2001)